Free Writing Prospectus

Filed Pursuant to Rule 433

Registration Number 333-274164

Searching for an investment offering an attractive interest rate?

If you are looking for a convenient way to invest and earn an attractive return, consider Ford Credit’s Ford Interest Advantage (FIA) Demand Notes. FIA allows U.S. residents to invest in Ford Credit's unsecured debt and currently pays 5.50% interest.

“FIA is flexible, liquid and has been an easy way to invest for more than 40 years,” said Naro Sigler, Ford Interest Advantage manager. “FIA is an investment in Ford Credit’s unsecured debt and provides capital to fund Ford Credit operations. It’s sold by prospectus only, right from the FIA website, and serviced by Northern Trust, the processing agent bank.”

Program Highlights Include:

•	An attractive interest rate of 5.50%*
•	No management fees
•	On-demand access 24/7 with unlimited electronic transfers and check writing privileges
•	Convenient online enrollment and investment management tool with e-statements and bill payment
•	Payroll deduction and bonus payment designation available for employees
•	Ford employees can make an initial investment of $1,000 in 10 months with a $100 investment per month; no fees apply during this time**

Visit the Ford Interest Advantage website for information on the program and read the prospectus before enrolling. The program is open only to residents of the United States. Interest income is taxable.

If you have questions, email FCFIA@ford.com to reach a registered representative. For questions about the enrollment form, call FIA's investor center at The Northern Trust Bank at 800-462-2614.

* Rate as of 5/6/2024.

** Minimum investment required is $1,000. Fees will apply if balance falls below this amount.

Important Disclosure

The Notes issued under the Ford Interest Advantage Program are unsecured debt obligations of Ford Motor Credit Company LLC. They are not insured by the Federal Deposit Insurance Corporation, they are not guaranteed by Ford Motor Company, and they do not constitute a bank account. Ford Interest Advantage is not a money market mutual fund. As an investment in the debt of one company (Ford Credit), the Notes do not meet the diversification or investment quality standards for money market funds set forth in the Investment Company Act of 1940.

The Notes available through Ford Interest Advantage are issued by Ford Motor Credit Company and are offered only in the United States. This communication does not constitute an offer to sell or a solicitation to invest in the Notes in any jurisdiction in which such offer or solicitation is not authorized, or to any person to whom it is unlawful to make such offer or solicitation in any such jurisdiction. Ford Interest Advantage is intended for non-institutional investors only. U.S. citizens and resident aliens with a U.S. Taxpayer ID (i.e., Social Security number) may apply.

Ford Credit has filed a registration statement (including a prospectus) with the Securities and Exchange Commission relating to the offering of Ford Interest Advantage Notes. Before you invest, you should read the prospectus in the Registration Statement and the other documents Ford Credit has filed with the SEC for more complete information about Ford Credit and the Ford Interest Advantage Note program. The documents may be obtained free of charge through EDGAR on the SEC Website. Alternatively, Ford Credit will send you a prospectus upon request by calling 1-800-462-2614.

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